Exhibit 107
Calculation of Filing Fee Table
Schedule TO
(Form Type)
Blue Owl Credit Income Corp.
(Exact Name of Registrant as Specified in its Charter)
Table 1: Transaction Valuation

	Transaction Valuation	Fee rate	Amount of Filing Fee
Fees to Be Paid	$0.00	0.01476%	$0.00
Fees Previously Paid	$87,413.38		$87,413.38

Total Transaction Valuation	$592,231,551
Total Fees Due for Filing			$0.00
Total Fees Previously Paid			$87,413.38
Total Fee Offsets			$0.00
Net Fee Due			$0.00